             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                     (Amendment No. 2)*

                         SC BANCORP
  -----------------------------------------------------------
                      (Name of Issuer)


                 COMMON STOCK, NO PAR VALUE
  -----------------------------------------------------------
               (Title of Class of Securities)

                         573880-10-7
  -----------------------------------------------------------
                       (CUSIP Number)


                      Hugh S. Smith, Jr.
                        Western Bancorp
                    30000 Town Center Drive
                   Laguna Niguel, CA  92677
                       (714) 495-3135
  ------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         June 27, 1997
             --------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     --------------------------------
     CUSIP NO. 573880-10-7
     --------------------------------
     ------------------------------------------------------------
     1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Western Bancorp (formerly named Monarch Bancorp); IRS Identification No. 95-3863296

     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  [  ]

                                                            (b)  [  ]
     ------------------------------------
     3.  SEC USE ONLY

     ------------------------------------
     4.  SOURCE OF FUNDS

         BK; WC;00
     -----------------------------------
     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 [  ]
     ------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          California; Western Bancorp is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.
     ------------------------------------
     7.   SOLE VOTING POWER
          NUMBER OF 1,496,750*


     ----------------------

*Up to 1,491,050 shares of Common Stock, no par value ("SCB Common Stock"), of SC Bancorp, a California corporation ("SCB"), covered by this statement are obtainable by Western Bancorp, a California corporation ("Western"), upon exercise of the option described in Item 4 below, if the option were exercisable on the date hereof. Western expressly disclaims beneficial ownership of any such shares. Prior to the existence of the Option (defined below), Western was not entitled to any rights of a shareholder in SCB with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which has occurred as of the date hereof, and none of which is in the control of Western. Dispositive and voting powers are summarized in Items 4 and 5 below. 5,700 shares of SCB Common Stock were acquired directly by Western in open market transactions on May 29, 1997.

    SHARES          ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY               -0-
    EACH            ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           1,496,750
    WITH            ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                         -0-
------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON   1,496,750

------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.9%

------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO; BK

------------------------------------------------------------

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--------------------------------
CUSIP NO. 573880-10-7
--------------------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Castle Creek Capital Partners Fund-I L.P.; Federal ID No.:  36-4073941

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  [  ]

                                                       (b)  [  ]
     --------------------------------------------------
      3.  SEC USE ONLY

     --------------------------------------------------
      4.  SOURCE OF FUNDS

          BK;WC;00
     --------------------------------------------------
      5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
     --------------------------------------------------
      6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     --------------------------------------------------

     7.   SOLE VOTING POWER
           NUMBER OF          648,825*


     ---------------------

*310,139 of these shares represent a 20.8% beneficial interest in up to 1,491,050 share of Common Stock, no par value, of SCB covered by this statement which are obtainable by Western upon exercise of the Option described in Item 4 below, if the Option were exercisable on the date hereof. Prior to the existence of the Option, Western was not entitled to any rights of a shareholder in SCB with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which have occurred as of the date hereof, and none of which is in the control of Western. Dispositive and voting powers are summarized in Items 4 and 5 below. 1186 of these shares represent a 20.8% beneficial interest in the 5,700 shares of Western acquired in open market transactions on May 29, 1997. Castle Creek Capital Partners Fund-I L.P. (the "Fund"), holder of 20.8% of the voting common stock of Western, expressly disclaims beneficial ownership of any such shares. An aggregate of 37,500 shares were acquired directly by the Fund in open market transactions on May 23, 1997 and May 27, 1997 and an aggregate of 300,000 shares were acquired directly by the Fund in a privately negotiated transaction on June 27, 1997.

         SHARES     ----------------------------------------
     BENEFICIALLY   8.   SHARED VOTING POWER
       OWNED BY               -0-
         EACH       ----------------------------------------
      REPORTING     9.   SOLE DISPOSITIVE POWER
        PERSON           648,825
         WITH       ----------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         -0-
     --------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON   648,825

     --------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                       [  ]
     --------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.7%

     --------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN

     --------------------------------------------------

     Western Bancorp (formerly named Monarch Bancorp), a California corporation, and Castle Creek Capital Partners Fund-I L.P., a Delaware limited partnership, hereby amend and restate their Schedule 13 D relating to the class of common stock, no par value, of SC Bancorp, a California corporation as follows:

Item 3 is hereby amended and restated to read as follows:

"Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      It is presently anticipated that, should any purchase of SCB Common Stock be made by Western pursuant to the Option Agreement described below in response to Item 4, or otherwise by either Western of the Fund, the source of any funds used in any such purchase would be the available cash, cash equivalents, available for sale securities and bank financing of Western or the Fund, as the case may be and, in the case of the Fund, capital contributions made by the Fund's limited partners."

      The source of funds for the purchases by the Fund on May 23, 1997 and May 27, 1997 described below in response to Item 4 was borrowings under the Fund's revolving line of credit negotiated in the ordinary course of business with The Northern Trust Company, an unaffiliated bank, (as defined in Section 3(a)(6) of the Securities Exchange Act of 1934). The source of funds for the purchase by the Fund on June 27, 1997 described below in response to Item 4 was capital contributions made to the Fund by its limited partners.

Item 4 is hereby amended and restated to read as follows:

"Item 4.  PURPOSE OF TRANSACTION.

     A.   THE MERGER AGREEMENT.

     On April 29, 1997, Western and SCB entered into an Agreement and Plan of Reorganization (the "Merger Agreement") pursuant to which SCB agreed to merge with and into Western (the "Merger"). The Merger is subject to receipt of regulatory and shareholder approvals, as well as other closing conditions, and it is estimated that the merger will be consummated not later than the fourth quarter of 1997, subject to satisfaction of such closing conditions.

     Under the terms of the Merger, each shareholder of SCB will receive shares of common stock, no par value, of Western ("Western Common Stock") based on a purchase price of $14.25 per share of SCB Common Stock using a floating exchange ratio for Western Common Stock within a price range of $23.375 to $31.875 per share. Upon consummation of the Merger, the certificate of incorporation and bylaws of Western shall be the certificate of incorporation and bylaws of the surviving corporation, and certain directors of SCB prior to the Merger will become directors of Western after the Merger.

         The Merger is subject to the approval of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board") and California authorities, the approval of the shareholders of both Western and SCB, and the satisfaction of various other terms and conditions set forth in the Merger Agreement.

         B.   THE OPTION.

         As an inducement and a condition to Western's entering into the Merger Agreement, on April 29, 1997, SCB and Western entered into a Stock Option Agreement (the "Option Agreement"), pursuant to which SCB granted Western an option (the "Option") entitling it to purchase up to 1,491,050 (or such lesser amount as shall constitute 19.9% of the outstanding shares of SCB Common Stock on the date of exercise) fully paid and nonassessable shares of SCB Common Stock at a price per share equal to $11.875 per share, subject to adjustment in certain circumstances.*

         Subject to applicable law and regulatory restrictions, Western may exercise the Option, in whole or in part, at any time following the occurrence of a Purchase Event (as defined below) and prior to an Exercise Termination Event (as defined below).

         As defined in the Option Agreement, "Purchase Event," means the occurrence of either of the following events or transactions:

         1. The acquisition by any Person other than Western or any Western Subsidiary of beneficial ownership of shares of SCB Common Stock, other than by exercise of options, warrants or other rights (or in settlement or satisfaction of such rights) set forth in
     Section 4.2(a) of the SCB Disclosure Letter delivered in connection with the Merger Agreement (the "SCB Disclosure Letter") or as a result of the execution and delivery of the Shareholder Agreements referred to in Section 6.5 of the Merger Agreement, such that, upon the consummation of such acquisition, such Person would have beneficial ownership, in the aggregate, of 20% or more of the then outstanding shares of SCB Common Stock if such Person is a director or officer of SCB, and 25% or more of the then outstanding


   ------------------------------

*In the event of any change in the SCB Common Stock by reason of stock dividends, split-ups, recapitalization, or the like, the type and number of shares of SCB Common Stock subject to the Options shall be increased so that, after such issuance and together with shares of SCB Common Stock previously issued pursuant to the exercise of the Option, the number of shares of SCB Common Stock subject to the Option equals 19.9% of the number of shares of SCB Common Stock then issued and outstanding.

      shares of SCB Common Stock if such Person is not a director or officer of SCB; or


          2.  The occurrence of a Preliminary Purchase Event described in
      Section 2(b)(i) of the Option Agreement except that the percentage referred to in clause (z) shall be 20%.

     As defined in the Option Agreement, "Exercise Termination Event" means any one of the following events:

          1.  The Merger becoming effective;

          2.  Twelve months after the first occurrence of a Purchase Event;

          3. Eighteen months after the termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event (as defined below);

          4. The termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by SCB pursuant to Section 11.1(b)(iii) or (g) thereof; or

          5. Eighteen months after the termination of the Merger Agreement by SCB pursuant to 11.1(b)(iii) or (g) thereof.

     As defined in the Option Agreement, "Preliminary Purchase Event" means any one of the following events:

          1. SCB or any of its subsidiaries (each a "SCB Subsidiary") without having received Western's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any Person (the term "Person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "Securities Exchange Act"), and the rules and regulations thereunder) other than Western or any of its subsidiaries (each a "Western Subsidiary") or the Board of Directors of SCB shall have recommended that the shareholders of SCB approve or accept any Acquisition Transaction with any Person other than Western or any Western Subsidiary. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving SCB or any of SCB's subsidiaries, (y) a purchase, lease or other acquisition of all or substantially all of the assets of SCB or any subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of SCB or any subsidiary, other than by exercise of options, warrants or other rights (or in settlement or satisfaction of such rights)
set forth in Section 4.2(a) of the SCB Disclosure Letter, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only SCB and/or SCB Subsidiaries;

     2. Any Person (other than Western or any Western Subsidiary) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership, other than by exercise of options, warrants or other rights (or in settlement or satisfaction of such rights) set forth in Section 4.2(a) of the SCB Disclosure Letter, of shares of SCB Common Stock (the term "Beneficial Ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act, and the rules and regulations thereunder) such that, upon the consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 10% or more of the then outstanding shares of SCB Common Stock if such Person is a director or officer of SCB, and 25% or more of the then outstanding shares of SCB Common Stock if such Person is not a director or officer of SCB;

     3. Any Person other than Western or any Western Subsidiary shall have made a BONA FIDE proposal to SCB or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any Person other than Western or any subsidiary of Western shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of SCB Common Stock such that, upon consummation of such offer, such Person would own or control 10% or more of the then outstanding shares of SCB Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));

     4. After a proposal is made by a third party to SCB or its shareholders to engage in an Acquisition Transaction, SCB shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Western to terminate the Merger Agreement or the holders of SCB Common Stock shall not have approved the Merger Agreement at the meeting of such shareholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or SCB's Board of Directors shall have withdrawn or modified in a manner adverse to Western the recommendation of SCB's Board of Directors with respect to the Merger Agreement;

     5. Any Person other than Western or any Western Subsidiary, other than in connection with a transaction to which Western has given its prior written consent or in connection with the exercise of options, warrants or other rights (or in settlement or satisfaction of such rights) set forth in
Section 4.2(a) of the SCB

     Disclosure Letter, shall have filed an application or notice with the Federal Reserve Board or other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority") for approval to engage in an Acquisition Transaction; or

          6. The Board of Directors of SCB does not recommend that the shareholders of SCB approve the Merger Agreement.

     As provided in the Option Agreement, in the event that Western is entitled and wishes to exercise the Option, it must send to SCB a written notice (the date of which is referred to in the Option Agreement as the "Notice Date") specifying (1) the total number of shares of SCB Common Stock which Western intends to purchase pursuant to such exercise, (2) the aggregate purchase price as provided herein, and (3) a period of time (not less than three business days, nor more than 30 business days) running from the Notice Date and a place at which the closing of such purchase shall take place; PROVIDED, HOWEVER, that if prior notification to or approval of the Federal Reserve Board or any other Governmental Authority is required in connection with such purchase, Western will promptly file, and expeditiously process the required notice or application for approval.

     Under the BHC Act, Western may not directly or indirectly acquire more than 5 percent of the outstanding shares of any class of voting Securities of SCB without application to and prior approval from the Federal Reserve Board.

     If SCB enters into certain agreements relating to the consolidation or merger of SCB or the sale of substantially all of its assets or deposits, SCB is required to make proper provision so that the Option will, upon consummation of such transaction, be converted into, or exchanged for, an option (the "Substitute Option") in the surviving corporation in a consolidation or merger or in the transfer of substantially all of SCB's assets or deposits, as the case may be. The Substitute Option will have the same terms and conditions as the Option; PROVIDED, HOWEVER, that to the extent terms and conditions of the Substitute Option cannot legally be identical to those of the Option, they will in no event be less advantageous to Western.

     In certain circumstances related to the exercise of the Option, the time period specified in the Option Agreement will be extended at the request of Western (1) to the extent necessary to obtain all regulatory approvals and for the expiration of all statutory waiting periods and (2) to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act by reason of such exercise; PROVIDED, HOWEVER, that in no event shall any closing date occur more than six months after the related Notice Date.

     The Option may be assigned by Western in certain circumstances, subject to the terms and conditions described in the Option Agreement.

     C.   PURCHASES OF SCB COMMON STOCK.

     On May 23, 1997 and May 27, 1997, the Fund purchased, in open market transactions, an aggregate of 37,500 shares of SCB Common Stock at an average price per share of $12.42. On June 27, 1997, the Fund purchased, in a privately negotiated transaction, 300,000 shares of SCB Common Stock at a purchase price of $12.375 per share. On May 29, 1997, Western purchased, in open market transactions, 5,700 shares of SCB Common Stock at $12.56 per share. Subject to market conditions and developments with respect to the Merger, the Fund and/or Western may purchase additional shares of SCB Common Stock in the open market or in privately negotiated transactions, to the extent permitted by the BHC Act and federal securities laws.

     Other than as described above or in Item 5 below, the Fund and Western do not have any plans or proposals which relate to or would result in any of the matters listed in item 4(a)-(j) of Schedule 13 D."

     Item 5 is hereby amended and restated to read as follows:


"Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) THE OPTION. As a result of entry into the Option Agreement and the granting of the Option thereunder, pursuant to Rule 13d-3(d)(i) under the Exchange Act (defined above), Western is deemed to own beneficially 1,491,050 shares of SCB Common Stock (or such lesser amount as shall constitute 19.9% of the outstanding shares of SCB Common Stock on the date of exercise), constituting approximately 19.9% of the shares of SCB Common Stock issued and outstanding as of April 29, 1997. Western expressly disclaims any beneficial ownership of the 1,491,050 shares of SCB Common Stock which are obtainable by Western upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in the Option Agreement, which is described in
Item 4 hereof, none of which has occurred as of the date hereof and only then with regulatory approval (if, as a consequence, Western would own more than 5% of the outstanding shares of SCB Common Stock).

     PURCHASES OF SCB COMMON STOCK. Western and the Fund own 5,700 and 337,500 shares of SCB Common Stock, respectively, with full voting and dispositive powers.

     (b) If Western were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of SCB Common Stock covered thereby.

     (c) On May 27, 1997, Matthew P. Wagner, President of Western, purchased 3,000 shares of SCB Common Stock, at $12.50 per share, in an open market transaction. On May 22, 1997, Arnold C. Hahn, Chief Financial Officer of Western, purchased 5,000 shares of SCB Common Stock, at $12.44 per share, in an open market transaction. On May 16, 1997, Hugh S. Smith, Jr. purchased 5,000 shares of SCB Common Stock, at $11.86 per share, in an open market transaction. Other than as set forth herein, none of Western or to the best knowledge of Western, any of its directors or executive officers or any persons controlling Western listed on Annex A hereto has effected any transaction in shares of SCB Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable."

                              SIGNATURES
                              ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  July 2, 1997                    WESTERN BANCORP


                                        By:/s/ Matthew P. Wagner
                                           ----------------------------
                                          Name:  Matthew P. Wagner
                                          Title:    President


                                       CASTLE CREEK CAPITAL PARTNERS
                                         FUND-I L.P.
                                       By:  CASTLE CREEK CAPITAL, L.L.C.
                                              General Partner
                                       By:  EGGEMEYER ADVISORY CORP.
                                              Member


                                       By:/s/ John M. Eggemeyer, III
                                          ----------------------------
                                         Name:  John M. Eggemeyer, III
                                         Title: President